UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x      Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______  No x   .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Includes a press release issued on November 9, 2007 regarding the filing date of the Company’s 2006 Annual Report on Form 20-F.

SQM FILED ITS 2006 ANNUAL REPORT ON FORM 20-F WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Santiago, Chile, November 9, 2007.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it filed its 2006 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission on June 29, 2007. The Form 20-F is available on the Company’s Web site, at www.sqm.com.

Hard copies of the Company’s complete audited financial statements can also be requested by the Company’s ADR holders, free of charge, by contacting the Company, via telephone (562-425-2485) or e-mail (patricio.vargas@sqm.com or carolyn.mckenzie@sqm.com), or by writing to the following address:

El Trovador 4285, Piso 6, Las Condes, Santiago, Chile

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:
•	Low production costs based in vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:

Patricio Vargas, 56-2-4252274 / 56-2-4252485 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: November 9, 2007